UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Notification of Transactions of Directors / Persons
Discharging Managerial Responsibility ("PDMRs") and Connected Persons
LONDON, September 30, 2013/PRNewswire-FirstCall/ --
Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)
Date of Notification: September 27, 2013
Today's Date: September 30, 2013
Name of Issuer: Royal Dutch Shell plc
Date of transaction: September 26, 2013
Name of Directors/PDMRs
See names listed below.
Nature of the transaction
Rollover of dividends into Royal Dutch Shell plc (NYSE:RDS.A) (NYSE:RDS.B)
shares RDSA, RDSB and RDS.A (as given below) under the Long-Term Incentive Plan,
Deferred Bonus Plan and Restricted Share plan.
The values are as follows:

    Peter Voser          €277,024.72
    Simon Henry          £105,831.99
    Matthias Bichsel      €73,840.58
    Peter Rees            £49,516.18
    Hugh Mitchell         £47,357.31
    Marvin Odum          $108,951.79
    Andrew Brown          £29,180.24
    Ben van Beurden       €33,285.93

The number of shares is as follows:

    Peter Voser        11325
    Simon Henry         4901
    Matthias Bichsel    3018
    Peter Rees          2293
    Hugh Mitchell       2193
    Marvin Odum         1655
    Andrew Brown        1351
    Ben van Beurden     1360

Classes of security

    Royal Dutch Shell Class A - ordinary shares ("RDSA")
    Royal Dutch Shell Class B - ordinary shares ("RDSB")
    Royal Dutch Shell plc Class A - ADS ("RDS.A")

Note
Details of the Long Term Incentive Plan, Deferred Bonus Plan and Restricted
Share Plan can be found in the Royal Dutch Shell plc Annual Report and Form 20-F
for the year ended December 31, 2012 (http://www.shell.com/annualreport)

    Mark Edwards
    Deputy Company Secretary

    ENQUIRIES:

    MEDIA
    International: +44-(0)207-934-5550
    USA: +1-713-241-4544

    INVESTOR RELATIONS
    International: +31-(0)70-377-4540
    North America: +1-713-241-1042

Source: Royal Dutch Shell plc

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 1 October 2013	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary